UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
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United States Steel Corporation
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(Exact name of registrant as specified in its charter)

Delaware	1-16811	25-1897152
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Grant Street, Pittsburgh, PA	15219-2800
(Address of principal executive offices)	(Zip Code)
Arden Phillips (412) 433-1211
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
__X__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240. 13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure
Item 1.01: Conflict Minerals Disclosure and Report

CONFLICT MINERALS DISCLOSURE

This Form SD of United States Steel Corporation (“U. S. Steel”) is filed pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period January 1, 2016, to December 31, 2016.
Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-

tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.
The only Conflict Mineral necessary to the functionality or production of U. S. Steel’s products is tin that is used in the manufacture of its tin coated sheet steel. Any other trace elements of Conflict Minerals present in U. S. Steel’s products are the result of scrap steel, procured by U. S. Steel from a scrap or recycled source and used in the manufacture of U. S. Steel’s products.
In making its reasonable country of origin inquiry, U. S. Steel collected questionnaires, certificates of analysis, and conflict minerals statements from all nine of its tin suppliers. A review of the documentation received from these suppliers showed that the tin purchased by U. S. Steel did not originate from any countries on the continent of Africa.
Therefore, U. S. Steel has determined in good faith that the Conflict Minerals it purchased in calendar year 2016 that were necessary to the functionality or production of its products and used in the manufacture of its products did not originate in the Covered Countries.
This information is publicly available at:

https://www.ussteel.com/investors/reports-filings

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNITED STATES STEEL CORPORATION
(Registrant)
By: /s/ Colleen M. Darragh
Colleen M. Darragh
Vice President and Controller

May 30, 2017